UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): June 29, 2021

TREBIA ACQUISITION CORP.
(Exact name of registrant as specified in its charter)

Cayman Islands	001-39331	98-1531250
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

41 Madison Avenue, Suite 2020	10010
New York, NY	(Zip Code)
(Address of principal executive offices)

(646) 450-9187
(Registrant’s telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencements communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:
Title of each class	Trading Symbols	Name of each exchange on which registered
Units, each consisting of one share of Class A ordinary share, and one-third of one redeemable warrant	TREB.U	The New York Stock Exchange
Class A common ordinary shares, par value $0.0001 per share	TREB	The New York Stock Exchange
Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share	TREB WS	The New York Stock Exchange

☒	Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

☐	If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

Item 1.01	Entry Into a Material Agreement

On June 28, 2021, Trebia Acquisition Corp. (“Trebia”) entered into a Business Combination Agreement (the “Business Combination Agreement”) by and among S1 Holdco, LLC, a Delaware limited liability company (“System1”), System1 SS Protect Holdings, Inc., a Delaware corporation (“Protected” and, together with System1, collectively, the “Companies”) and the other parties signatory thereto.

Business Combination Agreement

The Business Combination

The Business Combination Agreement provides for, among other things, the consummation of the following transactions (the “Business Combination”): (i) Trebia will transfer by way of continuation from the Cayman Islands to Delaware and domesticate as a Delaware corporation in accordance with Section 388 of the DGCL and with Section 206 of the Cayman Islands Companies Law (As Revised) (the “Domestication”), and (ii) upon which time, Trebia will enter into a series of business combination transactions which, following the consummation of the Business Combination, will result in each of (A) System1, LLC, a Delaware limited liability company and the current operating subsidiary of System1, and (B) Protected.net Group Limited, a private limited company organized under the laws of the United Kingdom and the current operating subsidiary of Protected, becoming subsidiaries of Trebia. Following the consummation of the Business Combination, the combined company will be organized in an “Up-C” structure, in which substantially all of the assets and business of Trebia will be held by System1. The combined company’s business will continue to operate through the subsidiaries of System1 and Protected.

Upon consummation of the Business Combination, and after the Domestication, Trebia will have three classes of common stock, which are as follows:

•	Class A common stock, par value $0.0001 per share (the “Trebia Class A Common Stock”), which will be publicly traded.

•	Class C common stock, par value $0.0001 per share (the “Trebia Class C Common Stock”), which will have the right to one vote per share.

•	Class D common stock, par value $0.0001 per share (“Trebia Class D Common Stock”), that do not entitle the holder to any voting rights except as required by applicable law. The Trebia Class D Common Stock will automatically convert into shares of Trebia Class A Common Stock on a one-for-one basis if, following the closing of the Business Combination (the “Closing”), the post-Closing dollar volume-weighted average price (“VWAP”) of Trebia equals or exceeds $12.50 per share (as adjusted for share splits, share capitalizations, reorganizations, recapitalizations and the like) for any twenty (20) trading days within a period of thirty (30) consecutive trading days before the fifth anniversary of the Closing. If the Trebia Class D Common Stock has not converted into Trebia Class A Common Stock before the fifth anniversary of the Closing, the Trebia Class D Common Stock will be returned for cancellation for no value.

Consideration Paid to System1 and Protected Shareholders; Treatment of System1 Options

The consideration payable to the existing equityholders of System1 and Protected in connection with the Transaction will be a combination of cash and equity consideration.

     The aggregate cash consideration payable under the Business Combination Agreement will be approximately $462,500,000 (the “Closing Cash Consideration”) of which (x) approximately $212,500,000 cash proceeds will be received by System1 and Protected management (subject to certain adjustments set forth in the Business Combination Agreement), and (y) $250,000,000 cash proceeds will be received by certain shareholders of System1.

The aggregate equity consideration payable under the Business Combination Agreement will be approximately $667,500,000, consisting of shares of Trebia Class A Common Stock and Trebia Class C Common Stock (valued at $10 per share) (the “Closing Equity Consideration”).

The Closing Cash Consideration and Closing Equity Consideration are subject to an adjustment (in direct proportion) in the event the value of shareholder redemptions exceeds $417,500,000. In that event, current equityholders of the Companies have agreed to reduce the Closing Cash Consideration by such amount and proportionally increase the Closing Equity Consideration (the “Seller Backstop Amount”). If the value of shareholder redemptions exceeds $462,500,000, the current equityholders of the Companies may elect to further reduce the Closing Cash Consideration and proportionally increase the Closing Equity Consideration, at their sole election (an “Additional Seller Backstop Election”)

The Business Combination Agreement and the Sponsor Agreement (as defined below) also contemplate that, following the Domestication, subject to the Class B Forfeiture (as defined below), Trebia will issue (x) 725,000 shares of Trebia Class D Common Stock to Trasimene Trebia, LP, a Delaware limited partnership (the “Trasimene Sponsor”) and 725,000 shares of Trebia Class D Common Stock to BGPT Trebia LP, a Cayman Island limited partnership (the “BGPT Sponsor”, collectively with the Trasimene Sponsor, the “Sponsors”), and (y) 725,000 Trebia restricted stock units (the “Post-Closing RSUs”) to each of Michael Blend and Just Develop It Limited ("JDI"), a Protected shareholder. The Post-Closing RSUs will be subject to the same vesting and other terms as the Trebia Class D Common Stock described above.

Additionally, the BGPT Sponsor will sell 500,000 Trebia warrants to Michael Blend and 500,000 Trebia warrants to JDI for a purchase price of $1.50 per warrant.

Effect on Trebia Ordinary Shares

In connection with the Business Combination, upon the Domestication (i) each Trebia Class A Ordinary Share, par value $0.0001 per share (the “Trebia Class A Ordinary Shares”), will be converted into one share of Trebia Class A Common Stock, and (ii) each Trebia Class B Ordinary Share, par value $0.0001 per share (the “Trebia Class B Ordinary Shares”), will be converted into one share of Trebia Class A Common Stock (subject to the Class B Forfeiture and Backstop Forfeiture, each as defined below).

In connection with the Business Combination, each of Trebia’s public warrants that are outstanding immediately prior to the Effective Time (as defined in the Business Combination Agreement) will, pursuant to and in accordance with the warrant agreement covering such warrants, automatically and irrevocably be modified to provide that such warrant will no longer entitle the holder thereof to purchase the amount of Trebia Class A Ordinary Shares set forth therein, and in substitution thereof such warrant will entitle the holder thereof to acquire the same number of shares of Trebia Class A Common Stock, on the same terms.

Representations and Warranties, Covenants

Under the Business Combination Agreement, Trebia, Orchid Merger Sub I, Inc., a Delaware corporation and wholly-owned subsidiary of Trebia, Orchid Merger Sub II, LLC, a Delaware limited liability company and wholly-owned subsidiary of Trebia, and Orchid Finco LLC, a Delaware limited liability company and wholly-owned subsidiary of Trebia (“Finco”), the Companies and certain of the current equityholders of the Companies each made customary representations and warranties for transactions of this type regarding themselves and their respective businesses. The representations and warranties made under the Business Combination Agreement will not survive the Closing. In addition, the parties to the Business Combination Agreement agreed to be bound by certain covenants that are customary for transactions of this type. The covenants made under the Business Combination Agreement generally will not survive the Closing, with the exception that certain covenants and agreements that by their terms are to be performed in whole or in part after the Closing will survive in accordance with the terms of the Business Combination Agreement.

Conditions to Closing

The consummation of the Business Combination is subject to customary conditions for transactions involving special purpose acquisition companies, including, among others: (i) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (ii) receipt of consents and approvals from certain governmental authorities, (iii) no order, statute, rule or regulation enjoining or prohibiting the consummation of the Business Combination being in force, (iv) Trebia having at least $5,000,001 of net tangible assets as of the Closing, (v) (1) Trebia having at least $469,250,00 of cash or cash equivalents, or (2) at least $417,500,00 in the case that an Additional Seller Backstop Election has been made, (vi) receipt of the Required Trebia Shareholder Approvals (as defined in the Business Combination Agreement), (vii) the Trebia Class A Common Stock having been approved for listing on the NYSE, and (viii) customary bring down conditions related to the accuracy of the parties’ respective representations, warranties and pre-Closing covenants in the agreement. In addition, the respective obligations of System1, Protected and certain of their respective equityholders and management to consummate the Business Combination, is conditioned upon, among other items, the performance of those covenants required to be performed as of or prior to the Closing under the Sponsor Agreement, and the occurrence of the Domestication. Trebia’s obligation to consummate the Business Combination is also conditioned on the delivery of written consents from the equityholders of System1 and Protected adopting the Business Combination Agreement and approving the Business Combination, no Material Adverse Effect having occurred with respect to either of System1 or Protected and one of the Companies’ contracts having been either (a) renewed or (b) replaced with a contract which provides for pricing which is not materially less favorable and with a substantially similar scope with the counterparty thereto or an Affiliate thereof, in each case, as compared to the pricing and scope of services contained in the existing contract and with a going forward term that expires no earlier than June 30, 2023.

Termination

The Business Combination Agreement may be terminated under certain customary and limited circumstances at any time prior to the Closing, including (i) by the mutual written consent of Trebia, System1 and Protected, (ii) by Trebia if (a) the S1 Holdco Written Consent (as defined in the Business Combination Agreement), the Court Square GP’s Written Consent (as defined in the Business Combination Agreement), or the Blocker Parent’s Written Consent (as defined in the Business Combination Agreement) is not delivered to Trebia within forty-eight (48) hours of the date of the Business Combination Agreement, or (b) the Protected Written Consent (as defined in the Business Combination Agreement) is not received within (2) Business Days after the date that the SEC clears the proxy statement / prospectus, or (iii) by any party to the Business Combination Agreement if the Closing has not occurred by March 28, 2022.

The foregoing description of the Business Combination Agreement and the Business Combination does not purport to be complete and is qualified in its entirety by the terms and conditions of the Business Combination Agreement and any related agreements. The Business Combination Agreement contains representations, warranties and covenants that the respective parties made to the other parties to the Business Combination Agreement as of the date of such agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement. The Business Combination Agreement has been included as an exhibit to this Current Report on Form 8-K (this “Current Report”) to provide investors with information regarding its terms. It is not intended to provide any other factual information about Trebia, the Companies or any other party to the Business Combination Agreement or any related agreement. In particular, the representations, warranties, covenants and agreements contained in the Business Combination Agreement, which were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to the Business Combination Agreement, are subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Business Combination Agreement instead of establishing these matters as facts) and are subject to standards of materiality applicable to the contracting parties that may differ from those applicable to investors and security holders. Investors and security holders are not third-party beneficiaries under the Business Combination Agreement and should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Business Combination Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Business Combination Agreement, which subsequent information may or may not be fully reflected in Trebia’s public disclosures.

A copy of the Business Combination Agreement is filed with this Current Report as Exhibit 2.1 and is incorporated herein by reference, and the foregoing description of the Business Combination Agreement is qualified in its entirety by reference thereto.

Stockholders Agreement

Concurrently with the consummation of the Business Combination, the Sponsors, Cannae Holdings, Inc. (“Cannae”), and certain System1 and Protected equityholders, as applicable will enter into a stockholders agreement with Trebia relating to, among other things, the composition of the board of directors of Trebia following the Business Combination and certain information rights (the “Stockholders Agreement”).

The foregoing description of the Stockholders Agreement is not complete and is qualified in its entirety by reference to the form of Stockholders Agreement, which is attached as Exhibit E to the Business Combination Agreement which is included as Exhibit 2.1 to this Current Report and is incorporated herein by reference.

Registration Rights Agreement

Concurrently with the consummation of the Business Combination, the Sponsors, Cannae, certain System1 and Protected equityholders, and certain other parties thereto will enter into a registration rights agreement providing customary registration rights, including demand and piggy-back rights, subject to cooperation and cut-back provisions, and lockup restrictions.

The foregoing description of the Registration Rights Agreement is not complete and is qualified in its entirety by reference to the form of Registration Rights Agreement, which is attached as Exhibit F to the Business Combination Agreement which is included as Exhibit 2.1 to this Current Report and is incorporated herein by reference.

Amended and Restated Sponsor Agreement

In connection with the execution of the Business Combination Agreement and the Backstop Agreement (as defined below), Trebia amended and restated (a) that certain letter agreement (the “Prior Sponsor Agreement”), dated June 19, 2020, by and among the Sponsors and Trebia and (b) that certain letter agreement (the “Prior Insider Agreement”), dated June 19, 2020, by and among Trebia, certain of the directors and officers of Trebia (the “Insiders”) and the other parties thereto and entered into that certain sponsor agreement (the “Amended and Restated Sponsor Agreement”) with the Sponsors, Cannae, the Insiders, System1 and Protected. Pursuant to the Amended and Restated Sponsor Agreement, among other things, the Sponsors along with Cannae and the Insiders agreed (i) to vote any Trebia securities in favor of the Business Combination and other Trebia Shareholder Matters (as defined in the Business Combination Agreement), (ii) not to seek redemption of any Trebia securities, (iii) not to transfer any Trebia securities for the period beginning on the day of the Closing until the earlier of (x) 180 days following the Closing or (y) if the VWAP of Trebia Class A Common Stock equals or exceeds $12.00 per share for any twenty (20) trading days within a period of thirty (30) consecutive trading days, 150 days thereafter, and (iv) to be bound to certain other obligations as described therein. BGPT Sponsor and Trasimene Sponsor have each also agreed to forfeit 1,450,000 Trebia Class B Ordinary Shares (the “Class B Forfeiture”) (2,900,000 in the aggregate). Additionally, (x) the Sponsors have agreed to forfeit up to 1,734,694 (in the aggregate) Trebia Class B Ordinary Shares (the “Backstop Forfeiture”) in connection with the equity backstop commitments by Cannae and certain System1 and Protected equityholders and (y) Trebia has agreed to issue to Cannae or such System1 and Protected equityholders a number of Class A Common Stock equal to such forfeiture, in the event and to the extent that Cannae and/or such System1 and Protected equityholders provide such backstop in connection with any valid shareholder redemptions.

The foregoing description of the Amended and Restated Sponsor Agreement is not complete and is qualified in its entirety by reference to the Amended and Restated Sponsor Agreement, which is attached as Exhibit 10.1 to this Current Report and incorporated herein by reference.

Backstop Agreement

In connection with the signing of the Business Combination Agreement, Trebia and Cannae entered into that certain Backstop Facility Agreement (the “Backstop Agreement”) whereby Cannae has agreed, subject to the other terms and conditions included therein, at the BPS Closing (as defined in the Backstop Agreement), to subscribe for Trebia Class A Common Stock in order to fund redemptions by shareholders of Trebia in connection with the Business Combination, in an amount of up to $200,000,000 (the “Cannae Subscription”).

The foregoing description of the Backstop Agreement is not complete and is qualified in its entirety by reference to the Backstop Agreement, which is attached as Exhibit 10.2 to this Current Report and incorporated herein by reference.

Tax Receivable Agreement

Concurrently with the consummation of the Business Combination, it is proposed that Trebia enter into that certain tax receivable agreement (the “Tax Receivable Agreement”) by and among Trebia and the other signatories thereto, pursuant to which, among other things, the parties to the Tax Receivable Agreement have agreed to the allocation and payment of 85% of the actual savings, if any, in U.S. federal, state and local income tax that Trebia may realize as a result of certain tax benefits related to the transactions contemplated by the Business Combination Agreement and future exchanges of units in S1 Holdco for Trebia Class A Common Stock.

The foregoing description of the Tax Receivable Agreement is not complete and is qualified in its entirety by reference to the Tax Receivable Agreement, which is attached as Exhibit C to the Business Combination Agreement, which is included as Exhibit 2.1 to this Current Report and is incorporated herein by reference.

Item 1.02.	Termination of a Material Definitive Agreement.

Termination of the Cannae Forward Purchase Agreement

In connection with the signing of the Business Combination Agreement and the Backstop Agreement, Trebia and Cannae entered into a mutual termination agreement (the “FPA Termination Agreement”) to terminate that certain forward purchase agreement dated as of June 5, 2020, pursuant to which Cannae agreed to purchase, immediately prior to the Closing, an aggregate of 7,500,000 Trebia Class A Ordinary Shares and 2,500,000 Trebia public warrants.

The foregoing description of the FPA Termination Agreement is not complete and is qualified in its entirety by reference to the FPA Termination Agreement, which is attached as Exhibit 10.3 to this Current Report and incorporated herein by reference.

Item 2.03.	Creation of a Contingent Obligation under Certain Off-Balance Sheet Arrangements.

In connection with the Business Combination Agreement, Trebia entered into a commitment letter (the “Commitment Letter”) with Bank of America, N.A. (“Bank of America”) pursuant to which Bank of America has committed to provide Finco, as the borrower, a $400 million first lien term loan facility (the “Term Loan”) and a $50 million revolving facility (the “Revolving Facility” and, together with the Term Facility, the “New Facility”). The Term Loan will mature seven years after the Closing and will amortize in equal quarterly installments in an aggregate annual amount equal to 1% of the original principal amount of the Term Loan. The Revolving Facility will mature five years after the Closing.

The $518 million of cash currently held in Trebia’s trust account will be backstopped by the $200 million Cannae Subscription, together with $218 million of the Bank of America Term Loan, which will be utilized as a backstop for potential future redemptions by Trebia public shareholders. This in conjunction with the Seller Backstop Amount and the Additional Seller Backstop Election provides for a potential 100% backstop for potential future redemptions by Trebia public shareholders.

Bank of America’s commitment to provide the New Facility is subject to a limited number of conditions, including the non-occurrence of a material adverse effect with respect to System1 and Protected.

Item 7.01.	Regulation FD Disclosure.

On June 29, 2021, Trebia, System1 and Protected, issued a press release (the “Press Release”) announcing the Business Combination. The Press Release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Attached as Exhibit 99.2 and incorporated by reference herein is an investor presentation dated June 2021, that will be used by Trebia, System1 and Protected with respect to the Business Combination.

The information in this Item 7.01, including Exhibit 99.1 and Exhibit 99.2, is furnished and shall not be deemed “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of Trebia under the Securities Act or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report will not be deemed an admission as to the materiality of any information of the information in this Item 7.01, including Exhibit 99.1 and Exhibit 99.2.

Additional Information about the Business Combination and Where to Find It

In connection with the proposed business combination, a proxy statement/prospectus is expected to be filed by Trebia, with the U.S. Securities and Exchange Commission (“SEC”) that will include preliminary and definitive proxy statements to be distributed to holders of Trebia ordinary shares in connection with Trebia’s solicitation for proxies for the vote by Trebia’s shareholders in connection with the proposed business combination with S1 Holdco, LLC (“System1”) and System1 SS Protect Holdings, Inc. (“Protected”, and together with System1, the “Companies”) and other matters as described in the proxy statement/prospectus of Trebia relating to the offer of the securities to be issued in connection with the completion of the business combination. Trebia and the Companies urge investors, shareholders and other interested persons to read, when available, the proxy statement/prospectus, as well as other documents filed with the SEC in connection with the proposed business combination, as these materials will contain important information about Trebia, the Companies and the proposed business combination. Such persons can also read Trebia’s final prospectus, as amended, dated June 16, 2020 (SEC File No. 333-238824) which was filed with the SEC on June 18, 2020, for a description of the security holdings of Trebia’s officers and directors and their respective interests as security holders in the consummation of the proposed business combination. After the proxy statement/prospectus has been filed and declared effective, the definitive proxy statement/prospectus will be mailed to Trebia’s shareholders as of a record date to be established for voting on the proposed business combination. Shareholders will also be able to obtain copies of such documents, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Trebia Acquisition Corp., 41 Madison Avenue, Suite 2020, New York, NY 10010, or (646) 450-9187.

Participants in the Solicitation

Trebia and the Companies, and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Trebia’s shareholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Trebia’s directors and executive officers in Trebia’s final prospectus, as amended, dated June 16, 2020 (SEC File No. 333-238824), which was filed with the SEC on June 18, 2020. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of Trebia’s shareholders in connection with the proposed business combination will be set forth in the proxy statement/prospectus for the proposed business combination when available. Information concerning the interests of Trebia’s and the Companies’ participants in the solicitation, which may, in some cases, be different than those of Trebia’s and the Companies’ equityholders generally, will be set forth in the proxy statement/prospectus relating to the proposed business combination when it becomes available.

No Offer or Solicitation

This Current Report on Form 8-K is not a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Forward-Looking Statements

This Current Report on Form 8-K includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding Trebia, the Companies, or their respective management team's expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "may," "might," "plan," "possible," "potential," "predict," "project," "should," "would" and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements in this document may include, for example, statements about the Companies’ industry and market sizes; future opportunities for the Companies; expectations and projections concerning the future financial and operational performance and/or results of operations of the Companies or; and the proposed business combination transaction between Trebia and the Companies, including the implied enterprise value, ownership structure and the likelihood and ability of the parties to successfully consummate the transaction.

These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause the Companies’ actual financial results or operating performance to be materially different from those expressed or implied by these forward-looking statements. Such risks, uncertainties and assumptions include, but are not limited to: (1) the occurrence of any event, change, or other circumstances that could give rise to the termination of the Business Combination Agreement; (2) the outcome of any legal proceedings that may be instituted against Trebia and/or the Companies following the announcement of the Business Combination Agreement and the transactions contemplated therein; (3) the inability to complete the proposed business combination, including due to failure to obtain approval of the shareholders of Trebia, certain regulatory approvals, or satisfy other conditions to closing in the Business Combination Agreement; (4) the occurrence of any event, change, or other circumstance that could give rise to the termination of the Business Combination Agreement or could otherwise cause the transaction to fail to close; (5) the impact of COVID-19 on the Companies’ business and/or the ability of the parties to complete the proposed business combination; (6) the inability to maintain the listing of Trebia’s ordinary shares on NYSE following the proposed business combination; (7) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the proposed business combination; (8) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the Companies to grow and manage growth profitably, and retain its key employees; (9) costs related to the proposed business combination; (10) changes in applicable laws or regulations (including those concerning data security, consumer privacy and/or information sharing); and (11) the possibility that Trebia or the Companies may be adversely affected by other economic, business, and/or competitive factors. The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is contained in Trebia’s most recent filings with the SEC and will be contained in the proxy statement/prospectus expected to be filed in connection with the proposed business combination.

Item 9.01.	Financial Statement and Exhibits.

(d)	Exhibits.

Exhibit No.	Description
2.1*	Business Combination Agreement, dated as of June 28, 2021, by and among Trebia Acquisition Corp., S1 Holdco, LLC, System1 SS Protect Holdings, Inc., and the other parties that are signatory thereto.
10.1*	Amended and Restated Sponsor Agreement, dated as of June 28, 2021, by and among Trebia Acquisition Corp., the Sponsors, Cannae Holdings, Inc., the Insiders, System1 and Protected.
10.2	Backstop Agreement, dated as of June 28, 2021, by and among Trebia Acquisition Corp. and Cannae Holdings, Inc.
10.3	FPA Termination Agreement, dated as of June 28, 2021, by and among Trebia Acquisition Corp. and Cannae Holdings, Inc.
99.1	Joint Press Release of Trebia Acquisition Corp., System1 and Protected, dated June 29, 2021.
99.2	Investor Presentation dated June 2021.

*

Schedules and exhibits omitted pursuant to Item 601(b)(2) of Regulation S-K. Trebia Acquisition Corp. agrees to furnish supplementally a copy of any omitted schedule to the Securities and Exchange Commission upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Trebia Acquisition Corp.

Date: June 29, 2021	By:	/s/ Paul Danola
	Name:	Paul Danola
	Title:	President